EXHIBIT 99.2

VERMONT TRANSCO LLC

Financial Statements

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

VERMONT TRANSCO LLC

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Balance Sheets	2 - 3

Statements of Income	4

Statements of Members’ Equity	5

Statements of Cash Flows	6

Notes to Financial Statements	7 - 25

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Vermont Electric Power Company, Inc. as
Manager of Vermont Transco LLC:

We have audited the accompanying balance sheets of Vermont Transco LLC as of December 31, 2009 and 2008, and the related statements of income, changes in members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express not such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vermont Transco LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

March 8, 2010

Vt. Reg. No. 92-0000241

VERMONT TRANSCO LLC

Balance Sheets

December 31, 2009 and 2008
Assets	2009	2008

Utility plant (notes 2 and 4)	$727,217,713	567,926,246
Less accumulated depreciation and amortization	(97,522,547)	(89,288,784)

Net utility plant	629,695,166	478,637,462

Current assets:
Cash	733,150	72,900
Bond sinking fund deposits	526,000	490,000
Bond interest deposits	4,573,388	2,985,911
Accounts receivable:
Affiliated companies	1,938,667	1,122,329
Other	6,963,198	6,261,636
Due from related party (note 8)	4,628,430	4,317,277
Due from Vermont Electric Power Company, Inc. (note 1(b))	39,287,043	—
Note receivable – related party (note 8)	925,000	700,000
Note receivable – Vermont Electric Power Company, Inc. (note 8)	10,000,000	10,000,000
Materials and supplies	6,248,996	6,684,808
Prepaids and other assets	1,562,514	1,156,118

Total current assets	77,386,386	33,790,979

Regulatory and other assets:
Regulatory assets	4,230,885	4,802,235
Unamortized debt expense, net	2,712,165	1,799,001
Deferred project costs and other	3,156,985	165,978

Total regulatory and other assets	10,100,035	6,767,214

Total assets	$717,181,587	519,195,655
See accompanying notes to financial statements.

VERMONT TRANSCO LLC

Balance Sheets

December 31, 2009 and 2008
Members’ Equity and Liabilities	2009	2008

Capitalization:
Members’ equity (note 3)	$325,469,433	249,678,381
Mandatorily redeemable membership units (notes 3, 8, and 12)	10,000,000	10,000,000
First mortgage bonds, net of current maturities (note 4)	329,093,000	196,254,000
Other long-term debt, net of current maturities (note 4)	—	152,115

Total capitalization	664,562,433	456,084,496

Commitments and contingencies (notes 7, 11, and 12)

Current liabilities:
Bank overdraft	2,975,031	1,594,738
Current maturities of long-term obligations (note 4)	2,313,115	2,306,121
Notes payable to bank (note 5)	—	20,857,520
Accounts payable:
Associated	1,168,310	811,020
Other	9,175,336	7,050,989
Accrued interest on bonds	4,575,485	3,001,260
Accrued construction expenses	9,961,114	11,589,929
Accrued expenses	3,917,234	1,967,211

Total current liabilities	34,085,625	49,178,788

Long-term liabilities:
Deferred cost of removal liabilities	3,339,769	2,175,131
Deferred income	659,160	—
Due to Vermont Electric Power Company, Inc. (note 1(b))	14,534,600	11,757,240

Total liabilities	52,619,154	63,111,159

Total capitalization and liabilities	$717,181,587	519,195,655
See accompanying notes to financial statements.

VERMONT TRANSCO LLC

Statements of Income

Years ended December 31, 2009, 2008 and 2007
	2009	2008	2007

Operating revenues:
Transmission revenues	$90,649,734	73,575,150	49,903,641
Rent of transmission facilities to others	2,435,380	1,624,487	1,562,284

	93,085,114	75,199,637	51,465,925

Operating expenses:
Transmission expenses:
Operations	3,369,434	3,396,212	2,577,857
Maintenance	5,625,653	4,854,048	4,322,067
Charges for transmission facilities of others	41,705	42,602	39,862
Administrative and general expenses	7,718,153	8,672,360	8,913,458
Depreciation and amortization	13,942,091	10,740,097	8,268,529
Taxes other than income	10,485,062	7,405,913	5,422,076

Total operating expenses	41,182,098	35,111,232	29,543,849

Operating income	51,903,016	40,088,405	21,922,076

Other (income) expenses:
Interest on first mortgage bonds	13,477,726	11,994,760	11,228,262
Other interest expense	1,057,144	572,468	3,137,004
Amortization of debt expense	101,560	97,788	95,261
Other	12,712	27,602	27,726
Interest income	(239,474)	(111,327)	(103,200)
Allowance for borrowed funds used during construction	(2,151,956)	(3,256,055)	(4,457,120)
Allowance for equity funds during construction	(2,977,719)	(4,884,082)	(1,910,194)

Total other expenses, net	9,279,993	4,441,154	8,017,739

Income before tax	$42,623,023	35,647,251	13,904,337
See accompanying notes to financial statements.

VERMONT TRANSCO LLC

Statements of Changes in Members’ Equity

Years ended December 31, 2009, 2008 and 2007
	Membership units		Members’ equity	Total members’ equity
	Class A	Class B

Balances at December 31, 2006	$70,369,480	7,630,620	3,626,980	81,627,080
Issuance of membership units	105,765,060	7,984,940	—	113,750,000
Income before tax	—	—	13,904,337	13,904,337
Distribution of income before tax to members	—	—	(11,079,626)	(11,079,626)

Balances at December 31, 2007	$176,134,540	15,615,560	6,451,691	198,201,791

Membership units at December 31, 2007	17,613,454	1,561,556
Balances at December 31, 2007	$176,134,540	15,615,560	6,451,691	198,201,791
Issuance of membership units	22,782,180	15,900,820	—	38,683,000
Income before tax	—	—	35,647,251	35,647,251
Distribution of income before tax to members	—	—	(22,853,661)	(22,853,661)

Balances at December 31, 2008	$198,916,720	31,516,380	19,245,281	249,678,381

Membership units at December 31, 2008	19,891,672	3,151,638
Balances at December 31, 2008	$198,916,720	31,516,380	19,245,281	249,678,381
Issuance of membership units	44,808,770	15,239,020	—	60,047,790
Income before tax	—	—	42,623,023	42,623,023
Distribution of income before tax to members	—	—	(26,879,761)	(26,879,761)

Balances at December 31, 2009	$243,725,490	46,755,400	34,988,543	325,469,433

Membership units at December 31, 2009	24,372,549	4,675,540
See accompanying notes to financial statements.

VERMONT TRANSCO LLC

Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007
	2009	2008	2007

Cash flows from operating activities:
Net income	$42,623,023	35,647,251	13,904,337
Adjustments to reconcile income before tax to net cash provided by operating activities:
Depreciation and amortization	13,370,741	10,168,747	7,691,370
Amortization of regulatory assets	571,350	571,350	577,159
Amortization of debt expense	101,560	97,788	95,261
Changes in assets and liabilities:
Accounts receivable	(1,517,900)	(24,303)	(2,679,060)
Materials and supplies	435,812	(957,340)	4,381,043
Regulatory assets	—	—	(27,875)
Accounts payable	3,772,475	2,099,253	(8,965,121)
Due from related party	(311,153)	13,847,108	(321,116)
Other assets and liabilities	1,975,888	3,104,015	(1,494,247)

Net cash provided by operating activities	61,021,796	64,553,869	13,161,751

Cash flows from investing activities:
Change in bond sinking fund deposits	(36,000)	(33,000)	(32,000)
Advances to related party	—	(10,000,000)	(17,664,000)
Capital expenditures, including interest capitalized	(166,183,460)	(98,870,739)	(115,881,757)
(Advances to) repayments of related party notes receivable	(225,000)	150,000	—

Net cash used in investing activities	(166,444,460)	(108,753,739)	(133,577,757)

Cash flows from financing activities:
Change in bank overdraft	1,380,293	(218,324)	1,813,062
Proceeds from bond issuance	135,000,000	—	80,000,000
Repayment of bonds	(2,014,000)	(1,877,000)	(1,748,000)
Debt issue costs	(1,014,724)	(47,370)	(357,675)
Borrowings of notes payable to bank	—	20,857,520	—
Repayments of notes payable to bank	(20,857,520)	—	(61,470,000)
Repayment of other long-term debt	(292,121)	(400,682)	(688,476)
Due from Vermont Electric Power Company, Inc.	(39,287,043)	—	—
Issuance of membership units	60,047,790	38,683,000	113,750,000
Issuance of mandatorily redeemable membership units	—	10,000,000	—
Distribution of income before tax to members	(26,879,761)	(22,853,661)	(11,079,626)

Net cash provided by financing activities	106,082,914	44,143,483	120,219,285

Net increase (decrease) in cash	660,250	(56,387)	(196,721)

Cash, beginning of year	72,900	129,287	326,008

Cash, end of year	$733,150	72,900	129,287

Supplemental disclosures of cash flow information:
Cash paid for interest, net of amounts capitalized	$7,830,970	9,392,394	8,300,276

Noncash investing activity:
In 2009, 2008, and 2007, the Company recorded accrued construction expenses of $(337,977), $(8,698,749), and $7,839,770, respectively.
See accompanying notes to financial statements.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Summary of Significant Accounting Principles

(a)	Description of Business

On June 2, 2006, VT Transco LLC (the Company) was formed as a Vermont Limited Liability Company. The Company became operational effective June 30, 2006. The Company’s purpose is to plan, construct, operate, own, and maintain electric transmission and related facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal transmission access to a competitive wholesale electric energy market. The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

The largest owners of membership units are as follows:

	2009	2008
VELCO	12%	14%
Central Vermont Public Service Corporation (CVPS)	34	33
Green Mountain Power Company (GMP)	28	29

VELCO has transmission contracts with the State of Vermont, acting by and through the Vermont Department of Public Service, and with all of the electric utilities providing service in the State of Vermont. As part of the Transfer and Assumption Agreement, these transmission contracts were legally transferred to the Company effective June 30, 2006. These transmission contracts have been reviewed and approved by the FERC. The transmission contracts provide, among other things, for the Company to earn an annual return equal to 11.5% of outstanding Class A Member units and an annual return equal to 13.3% of outstanding Class B Member units. These earnings, at the discretion of VELCO are distributed quarterly to the contributing utilities.

(b)	Corporate Manager

The Company is managed by the corporate manager, VELCO (the Manager). The Company and VELCO have common ownership and operate as a single functional unit. Under the Company’s operating agreement, the Manager has complete discretion over the day-to-day business of the Company and provides all management services to the Company at cost. The Company itself has no employees and no governance structure separate from the Manager. The Company’s operating agreement establishes that all expenses of the Manager related to managing the Company are paid for by the Company. These expenses consist primarily of all payroll and benefit related costs. All such costs are recorded in the Company’s accounts as if they were direct expenses of the Company, and a corresponding due to Manager is recorded for the amount to be reimbursed to VELCO at a future date for such payroll and benefit related costs.

Additionally, the Company has included in the payable to VELCO, amounts related to taxes collected for deferred income taxes that have been recognized in rates and recorded as a deferred tax liability by VELCO prior to June 30, 2006; and for such liabilities that have arisen subsequent to June 30, 2006, pursuant to the Management Services Agreement for which a payment obligation was

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

assumed by the Company pursuant to the Transfer and Assumption Agreement. The deferred tax liability is due to temporary differences related to the deductibility of the excess of the tax over book depreciation. As these temporary differences reverse in future years, the Company will repay the obligation to the Manager. During December 2009, cash received from the sale of the Company’s membership units was deposited to a VT Transco bank account which was subsequently swept to VELCO, resulting in a receivable from VELCO at December 31, 2009 of $39,287,043.

As of December 31, 2009 and 2008, the following amounts were due to/from VELCO and were included in the Company’s balance sheet:

	2009	2008
Liability due to taxes collected	$(11,425,140)	(9,464,588)
Liability due to payroll, pension and related benefit costs	(3,109,460)	(2,292,652)
Receivable due from VELCO	39,287,043	—

Due from (to) VELCO	$24,752,443	(11,757,240)

(c)	Regulatory Accounting

The Company accounts for certain transactions in accordance with permitted regulatory treatment. As such, regulators may permit specific incurred costs, typically treated as expenses by unregulated entities, to be deferred and expensed in future periods when it is probable that such costs will be recovered in customer rates. Incurred costs are deferred as regulatory assets when the Company concludes that it is probable future revenues will be provided to permit recovery of the previously incurred cost. The Company analyzes evidence supporting deferral, including provisions for recovery in regulatory orders, past regulatory precedent, other regulatory correspondence, and legal representations. A regulatory liability is recorded when amounts that have been recorded by the Company are likely to be refunded to customers through the rate-setting process.

On December 9, 2005, the FERC approved a filing allowing at that time VELCO, now the Company, to begin amortizing over a ten year period the deferred depreciation charges the Company incurred when taking depreciation under the bond sinking fund method. This regulatory asset which accounts for the difference between depreciation reported in the financial statements and depreciation previously recovered in rates is $2,552,332 and $2,977,721 as of December 31, 2009 and 2008, respectively.

On June 16, 2006, the FERC approved a filing allowing at the time VELCO, now the Company, to accumulate as a regulatory asset the costs associated with the Company’s formation and to amortize and recover that asset over a fifteen year period to commence when the Company began operations. This regulatory asset is $1,678,553 and $1,824,514 as of December 31, 2009 and 2008, respectively.

As more fully described in note 7, the defined benefit pension and other postretirement regulatory assets of VELCO represent the unrecognized pension costs and postretirement costs that would normally be recorded as a component of other comprehensive income. Since these amounts represent costs that are expected to be recovered in future rates, they are recorded as regulatory assets in the

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

financial statements of the Manager. The regulatory asset related to these plans totaled $4,688,246 and $7,142,831 at December 31, 2009 and 2008, respectively, and is included in due from (to) VELCO in the accompanying financial statements.

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction. If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

(d)	Revenue Recognition

Electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives, and other eligible entities is provided through the Company’s facilities under the ISO-NE open-access transmission tariff regulated by FERC and the 1991 Vermont Transmission Agreement. The Company charges for these services under FERC approved rates. These tariffs specify the general terms and conditions of service on the transmission system and the approved rates set forth the revenue to be billed monthly based on actual cost of service plus an 11.5% return on capital for Class A Member units and a 13.3% return on capital for Class B Member units. The effect of unbilled revenue at the end of the accounting period represents the difference between billed and actual costs for the month of December and is $0 and $246,512 at December 31, 2009 and 2008, respectively, and has been reported in other assets in the accompanying financial statements.

(e)	Utility Plant

Utility plant in service is stated at cost. Assets transferred to the Company from VELCO have been recorded at their original cost in utility plant with the related reserves for accumulated depreciation also recorded. (See note 2 for additional information.)

Major expenditures for plant and those which substantially increase useful lives are capitalized. The Company recognizes depreciation expense on gross plant at an average rate of 2.63% at December 31, 2009, 2008 and 2007 based on rates developed in a depreciation rate study. This method is consistent with the straight-line method of depreciation.

Software is recorded at cost. Amortization is recorded at straight-line rates over the estimated useful life of the assets which is five years.

(f)	Long–Lived Assets

Long-lived assets, such as utility plant, and regulatory assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

considered necessary. As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

(g)	Allowance for Borrowed Funds Used during Construction

Allowance for funds used during construction (AFUDC) represents the cost of borrowed and equity funds used to finance the construction of transmission assets. The portion of AFUDC attributable to borrowed funds and the cost of equity funds is included as other income in the statements of income. AFUDC is not currently realized in cash, but is recovered in the form of increased revenue collected as a result of depreciation of the property. The Company capitalized AFUDC at an average rate of 5.75%, 7.35% and 7.10% in 2009, 2008 and 2007, respectively.

(h)	Materials and Supplies Inventory

Materials and supplies are stated at the lower of cost or market. Cost is determined on a weighted average basis.

(i)	Unamortized Debt Expense

Costs associated with the original issuance of long-term debt has been capitalized and amortized over the term of the debt using the effective interest rate method. Amortization expense amounted to $101,560, $97,788 and $95,261 in 2009, 2008 and 2007, respectively.

(j)	Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. As such, it is not liable for federal or state income taxes. The Company’s members (except certain tax-exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Accordingly, these financial statements do not include a provision for federal and state income tax expense. Income before tax reported on the statements of income is the Company’s net income.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, included in FASB ASC Subtopic 740-10, Income Taxes—Overall, as of January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has concluded there are no material uncertain tax positions as of December 31, 2009. Prior to the adoption of Interpretation 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in administrative and general expenses.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

(k)	Pension and Other Postretirement Plans

The Manager sponsors a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay. The cost of this plan is recovered by the Company in rates and reimbursed to the Manager.

The Manager also sponsors a defined benefit healthcare plan for substantially all employees. The Manager measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits. The cost of this plan is recovered by the Company in rates and reimbursed to the Manager.

The Company adopted the measurement date provisions of FASB ASC 715-30, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans during fiscal year 2008 which required the Company to change its measurement date for plan assets and benefit obligations to December 31. The Manager adopted the measurement date provisions during fiscal year 2008, which required the Manager to change its measurement date for plan assets and benefit obligations to December 31. Prior to 2008, the Manager measured its plan assets and benefit obligations as of September 30. The total impact of the change in measurement date for both plans totaled $380,780 and was recovered in rates in 2009.

(l)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of utility plant, the recoverability of regulatory assets, assumptions used to estimate obligations related to employee benefits, and the assumptions used to estimate the fair value of financial instruments. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(m)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs are expensed as incurred.

(n)	Fair Value

On January 1, 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements, included in ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. There was no impact to the financial statements.

(2)	Utility Plant

Utility plant consists of the following at December 31, 2009 and 2008:

	2009	2008
Land and rights of way	$58,577,888	32,813,905
Transmission equipment	484,504,675	428,726,805
Communications equipment	15,163,134	11,162,825
Buildings and office equipment	46,971,015	42,669,595
Construction work-in-process	122,001,001	52,553,116

	727,217,713	567,926,246

Less accumulated depreciation and amortization	97,522,547	89,288,784

	$629,695,166	478,637,462

Depreciation and amortization expense was $13,370,741, $10,168,747 and $7,691,370 as of December 31, 2009, 2008 and 2007, respectively.

(3)	Members’ Equity

The Company’s members include municipalities, electric cooperatives, and investor-owned utilities. Class A Membership units are issued to taxable and tax exempt entities, and Class B Membership units are issued solely to tax exempt entities, such as the municipal utilities and electric cooperatives. At June 30, 2006, each member was issued membership interests in proportion to the value of transmission assets and/or cash it contributed to the Company for a total of $78,000,100 in Class A and Class B Membership units. During 2009, 2008 and 2007, each member was issued additional membership units in proportion to the value of cash it contributed to the Company for a total of $60,047,790, $38,683,000 and $113,750,000, respectively, in Class A and Class B Membership units. See note 12 for discussion of the $10,000,000 of mandatorily redeemable membership units issued to the Manager in 2008.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

Member’s equity as of December 31, 2009, 2008 and 2007 is as stated in the table that follows.

	2009	2008	2007

Village of Barton	$—	—	5,209
Village or Morrisville	1,311,868	1,311,867	1,290,448
Village of Orleans	—	—	5,340
Town of Readsboro	—	—	775
Swanton Village	612,110	612,110	612,110
Vermont Electric Cooperative	5,289,123	5,289,123	5,265,670
Washington Electric Cooperative	3,611,960	2,929,675	2,397,923
Central Vermont Public Service Corporation	114,763,263	87,698,447	78,840,936
Village of Stowe	21,071,663	19,451,068	750,568
Village of Northfield	306,503	306,503	306,503
Green Mountain Power Corporation	95,228,388	77,559,339	65,439,819
City of Burlington Electric Department	17,425,924	9,841,861	5,580,740
Village of Enosburg	—	—	7,675
Town of Hardwick	—	—	11,652
Village of Hyde Park	139,561	139,562	139,562
Village of Jacksonville	—	—	1,879
Village of Johnson	—	—	5,187
Village of Ludlow	—	—	16,513
Vermont Electric Power Company, Inc.	30,068,009	27,269,351	25,609,998
Village of Lyndonville	—	—	23,464
Vermont Public Power Supply Authority	35,641,061	17,269,475	11,889,820

	$325,469,433	249,678,381	198,201,791

Distribution of income before tax to members is at the discretion of the Manager. During 2009, 2008 and 2007, the Company distributed $26,879,761, $22,853,661 and $11,079,626, respectively, of its income before tax to its member in proportion to each member’s percentage interest in the Company.

(4)	Long-Term Debt

The Company has assumed all of the long-term debt associated with the assets that were transferred from VELCO. VELCO remains a co-obligor with the Company for First Mortgage Bond Series L, N, O, and P. Series Q, R and S were issued solely by the Company, with VELCO having no repayment obligation.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

(a)	First Mortgage Bonds

The Company’s First Mortgage Bonds outstanding include the following series at December 31, 2009 and 2008:

	2009	2008
Series L, 7.30% due through 2018	$7,412,000	8,021,000
Series N, 7.42%, due through 2012	20,813,000	21,823,000
Series O, 6.26% due through 2034	23,029,000	23,424,000
Series P, 5.72% due through 2036	30,000,000	30,000,000
Series Q, 5.59%, due through 2036	35,000,000	35,000,000
Series R, 5.75%, due through 2037	80,000,000	80,000,000
Series S, 4.81%, due through 2029	135,000,000	—

	331,254,000	198,268,000

Less bonds to be retired within one year	2,161,000	2,014,000

	$329,093,000	196,254,000

In October 2009, the Company received the proceeds from the sale of its Series S First Mortgage Bonds for the principal amount of $135,000,000, which the Company used to paydown its existing line of credit.

The First Mortgage Bonds are secured by a first mortgage lien on the Company’s utility plant. The bonds to be retired through principal payments within the next five years and thereafter will amount to:

2010	$2,161,000
2011	11,821,000
2012	19,789,000
2013	11,821,000
2014	13,916,000
Thereafter	271,746,000

Total	$331,254,000

The terms of the indenture, as supplemented, under which the First Mortgage Bonds were issued, require, among other restrictions, that the total of Class A and B Members’ investment and indebtedness of the Company subordinated to the First Mortgage Bonds must equal at least one-third of the aggregate principal amount of the bonds outstanding or $110,418,000 at December 31, 2009. The Company believes it is in compliance with this requirement at December 31, 2009.

(b)	Other Debt

Other debt includes notes payable of $152,115 and $444,236 at December 31, 2009 and 2008, respectively, bearing interest at 5.44%, which matures June 1, 2010. The notes are secured by a lien on certain office equipment and furniture.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

(5)	Notes Payable to Bank

The Company has an unsecured $120,000,000 line-of-credit agreement with a financial institution, reduced by certain standby letters of credit, expiring on December 27, 2010 to provide interim financing for utility plant construction. The Company’s Manager is also an obligor on this facility. As part of this agreement, the Company agrees to pay 0.15% per annum on the daily unused line of credit amount. Average daily borrowing was $43,352,850 in 2009 at a weighted average interest rate of 2.42%. The outstanding balance at December 31, 2009 and 2008 amounted to $0 and $20,857,520, respectively.

(6)	Income Taxes

Income tax liabilities are the responsibility of the Company’s members (except certain tax-exempt members) and are not reflected in these financial statements. However, the Company is allowed to recover in rates, as a component of its cost of service, the amount of income taxes that are the responsibility of its members based on their ownership in the Company. Accordingly, the Company includes a provision for its members’ federal and state current and deferred income tax expenses in its regulatory financial reports and rate filings. For purposes of determining the Company’s revenue requirement under FERC-approved rates, rate base is reduced by an amount equivalent to net accumulated deferred taxes, including excess deferred tax reserves. Such amounts were approximately $34,400,000 in 2009 and $28,700,000 in 2008, and are primarily related to accelerated tax depreciation and other plant-related differences and are included in liability due to VELCO (note 1(b)).

(7)	Pension and Other Postretirement Benefits

The Manager displays the net over-or-under funded position of a defined benefit pension and other postretirement plans as an asset or liability, with any unrecognized prior service costs, transition obligations or gains/losses reported as a component of other comprehensive income in stockholders’ equity, unless the amount will be recoverable under the accounting guidance for regulated entities, in which case it would be recorded as a regulatory asset. As of December 31, 2009 and 2008, the Manager recorded a regulatory asset of $3,908,985 and $6,142,677, respectively, an unfunded defined pension obligation of $4,296,099 and $6,171,732, respectively, and a postretirement healthcare obligation of $922,732 and $821,048, respectively, and related regulatory asset of $779,261 and $1,000,154, respectively. Such amounts are reported in due to VELCO in the accompanying financial statements.

(a)	Defined Benefit Plan

The Manager sponsors a defined benefit pension plan covering employees of the Company hired before January 1, 2008 who meet certain age and service requirements. The benefits are based on years of service and levels of compensation during the five years before retirement. The costs of the Manager’s plan are an obligation of the Company as part of the Manager’s fee.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

The following sets forth the Plan’s benefit obligations, fair value of plan assets and funded status at December 31, 2009 and 2008:

	Pension benefits
	2009	2008
Change in projected benefit obligation:
Benefit obligation at beginning of year	$17,053,020	13,985,144
Service costs	1,016,923	1,253,617
Interest cost	944,414	1,114,591
Actuarial loss (gain)	(1,108,509)	1,250,017
Benefits paid	(733,966)	(550,349)

Benefit obligation at end of year	17,171,882	17,053,020

Change in plan assets:
Fair value of plan assets at beginning of year	10,881,288	12,654,874
Actual return on plan assets	1,822,461	(2,549,237)
Employer contribution	906,000	1,326,000
Benefits paid	(733,966)	(550,349)
Fair value of plan assets at end of year	12,875,783	10,881,288

Funded status	$(4,296,099)	(6,171,732)

Accumulated benefit obligation	$12,575,266	12,082,659

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2009 and 2008, which recorded as a regulatory asset, are as follows:

	2009	2008
Effect of the change in measurement date to be recovered in rates	$—	265,178
Net actuarial loss	3,527,325	5,443,363

	$3,527,325	5,708,541

The amount of the regulatory asset expected to be recognized as a component of net periodic pension cost in 2010 is $63,711.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

Net periodic benefit costs as of December 31, 2009, 2008 and 2007 are as follows:

	Pension benefits
	2009	2008	2007
Components of net periodic benefit cost:
Service cost	$1,016,923	1,253,617	758,614
Interest cost	944,414	1,114,591	817,913
Expected return on plan assets	(1,026,169)	(1,135,735)	(825,620)
Recognized net actuarial loss	11,235	27,818	81,154
Net amortization	52,476	65,596	52,476

Net periodic benefit cost	$998,879	1,325,887	884,537

The actuarial assumptions used to determine the pension benefit obligations are as follows:

	Pension benefits
	2009	2008	2007
Weighted average assumptions:
Discount rate, pension expense	6.00%	6.25%	5.75%
Discount rate, projected benefit obligation	6.00	6.00	6.25
Expected long-term rate of return on plan assets	7.50	7.50	7.50
Rate of compensation increase	4.50	4.50	4.50

Projected benefit payments to be paid in each year from 2010 to 2014 and the aggregate benefits to be paid in the five years from 2015 to 2019 are as follows:

Pension benefit payments
Fiscal year ending December 31:
2010	$659,640
2011	420,294
2012	526,804
2013	599,305
2014	787,360
2015 – 2019	4,394,909

Expected contribution for next fiscal year	$1,000,000

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December 31, 2009 and 2008:

	Plan assets		Asset allocation
Asset class	2009	2008	2009	2008
Money market	$1,346,097	1,344,066	10%	9%
Equities	7,704,246	6,060,580	60	68
Fixed income	3,825,440	3,476,642	30	23

Total	$12,875,783	10,881,288	100%	100%

The Manager’s investment policy seeks to achieve sufficient growth to enable the plan to meet future benefit obligations to participants. The current asset allocation targets are 65% equity and 35% fixed income, reflecting the mid to long-term nature of the liabilities associated with the plan. The primary goals in the management of plan assets are to maintain the funds purchasing power and to maximize the mid to long-term total returns within a moderate risk environment by seeking both current income and the potential for long-term growth. The current fair value of pension plan assets is $12,875,783. Plan investments held at December 31, 2009 are classified as Level 1 based on the fair value hierarchy discussed in note 10.

(b)	Postretirement Plan

The Manager’s current postretirement benefit plan offers healthcare and life insurance benefits and these costs are an obligation of the Company under its contract with the Manager. The Manager accrues the cost of postretirement benefits during the employees’ years of service. When the Manager began accrual accounting for such costs in 1993, it elected to recognize previously unaccrued postretirement benefit costs, known as the transition obligation, by amortizing these costs ratably over a 20-year period. For the years ended December 31, 2009, 2008 and 2007, the Manager contributed $32,141, $137,891 and $143,431, respectively, toward these benefits. The Company anticipates contributing $180,000 for these benefits in 2010.

The FERC has established certain guidelines that all FERC-regulated companies, including the Company, must follow in order to recover postretirement benefit costs in rates. The guidelines generally allow for the recovery of postretirement benefits when accrued. However, these guidelines do require that all postretirement benefit costs be funded when accrued. The Manager’s current plan is to fund its annual postretirement benefits accrual by making deposits into a 401(h) account, a separate account established within the pension investment fund and through a Voluntary Employees’ Benefit Association (VEBA). Additionally, these guidelines require the Manager to advise the FERC of its plans for accruing and funding postretirement benefit costs. The Manager filed its plans with the FERC in 1995, although such plans have not yet been approved by the FERC.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

The following sets forth the Plan’s benefit obligations, fair value of plan assets and funded status at December 31, 2009 and 2008:

	Postretirement benefits
	2009	2008
Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,594,557	1,570,138
Service cost	93,871	95,852
Interest cost	82,303	113,129
Actuarial gain	(90,981)	(28,096)
Benefits paid	(183,618)	(156,466)

Benefit obligation at end of year	1,496,132	1,594,557

Change in plan assets:
Fair value of plan assets at beginning of year	773,509	617,810
Actual return on plan assets	83,017	(125,623)
Employer contribution, net of reimbursement from VEBA	(99,508)	437,788
Benefits paid	(183,618)	(156,466)

Fair value of plan assets at end of year	573,400	773,509

Funded status	$(922,732)	(821,048)

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2009 and 2008, which are recorded as a regulatory asset, are as follows:

	2009	2008
Change in measurement date to be recovered in rates	$61,145	115,602
Net actuarial loss	718,116	884,552

	$779,261	1,000,154

The amount of the regulatory asset expected to be recognized as a component of net periodic benefit cost in 2010 is $55,187.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A 1.0% increase in the trend rate would increase the postretirement accumulated benefit obligation by $11,044 and a 1.0% decrease in the trend rate would decrease the postretirement accumulated benefit obligation by $10,366 in 2009.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

Net periodic benefit costs as of December 31, 2009, 2008 and 2007 are as follows:

	Postretirement benefits
	2009	2008	2007
Components of net periodic benefit cost:
Service cost	$93,871	95,852	67,397
Interest cost	82,303	113,129	88,743
Expected return on plan assets	(40,515)	(71,111)	(42,203)
Recognized net actuarial loss	22,234	27,793	40,041
Net amortization	32,953	37,360	22,234

Net periodic benefit cost	$190,846	203,023	176,212

The actuarial assumptions used to determine net periodic postretirement benefit costs are as follows:

	Postretirement benefits
	2009	2008	2007
Weighted average assumptions:
Discount rate, postretirement benefit	6.25%	6.25%	5.75%
Discount rate, projected benefit obligation	5.50	6.25	6.25
Expected return on plan assets	6.50	7.50	7.50
Rate of compensation increase	4.50	4.50	4.50

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December 31, 2009 and 2008:

	Plan assets		Asset allocation
Asset class	2009	2008	2009	2008
Cash and equivalents	$81,442	509,682	14%	66%
Equities	491,958	263,827	86	34

Total	$573,400	773,509	100%	100%

The Manager’s investment policy seeks to achieve sufficient growth to enable the plan to meet future benefit obligations to participants. The current asset allocation targets are 87% equity, 12% fixed income and 1% cash, reflecting the mid to long-term nature of the liabilities associated with the plan. The primary goals in the management of plan assets are to maintain the funds purchasing power and

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

to maximize the mid to long-term total returns within a moderate risk environment by seeking both current income and the potential for long-term growth. The current fair value of postretirement plan assets is $573,400. Plan investments held at December 31, 2009 are classified as Level 1 based on the fair value hierarchy discussed in note 10.

(c)	Supplemental Executive Retirement Plan

The Manager sponsors a nonqualified Supplemental Executive Retirement Plan to provide certain employees and former members of the Board of Directors of the Manager with additional retirement income. The Manager is funding the cost of the plan in part through life insurance contracts, the cash surrender value of which was $3,487,486 and $3,001,152 at December 31, 2009 and 2008, respectively. The cost of these plans, net of the increase in cash surrender value and insurance proceeds, if any, has been charged to operating expense in the accompanying statements of income. The actuarial assumptions used to determine net benefit costs under this plan are a discount rate of 5.00%, 6.00% and 5.75%, and a rate of compensation increase of 3.00% at December 31, 2009, 2008 and 2007. Aggregate benefits payable amounted to $4,673,191 and $4,393,503 at December 31, 2009 and 2008, respectively, and is recorded in due to VELCO.

(d)	Deferred Compensation

The Manager has a deferred compensation plan for current and past officers and directors. Amounts deferred are at the option of the officer or director, and include annual interest on the amounts deferred. The total deferred compensation at December 31, 2009 and 2008 is $1,096,421 and $1,050,352, respectively, and is recorded in due to VELCO.

(e)	Defined Contribution Plan

The Manager sponsors a defined contribution plan to which eligible employees may contribute part of their salaries and wages within prescribed limits. Employees are eligible to participate in this plan during their first year of employment, if the employee has attained age 18. Additional matching contributions may be made on the employees’ behalf based on the results of operations. The Manager contributed $378,615, $354,666 and $307,560 in 2009, 2008 and 2007, respectively.

(8)	Related Party Transactions

On December 31, 2008, the Manager borrowed $10,000,000 from the Company to purchase 1,000,000 mandatorily redeemable membership units in the Company. This is a demand note where the Manager may make payments, including accrued interest, at times it chooses until such time as the Company demands payment. Interest is at an Adjusted Libor Rate as calculated by KeyBank National Association.

Amounts included in due from related party at December 31, 2009 and 2008 are related to ongoing operating activities between the Company and VELCO.

The Manager and the Company have made available an unsecured, short-term credit facility to their related party, Vermont Electronic Transmission Company, Inc. (VETCO). The facility allows for borrowings of up to $2,000,000. The balance outstanding at December 31, 2009 and 2008 was $925,000 and $700,000, respectively.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

CVPS personnel provide the Company with certain operational, maintenance, construction, and administrative services. In addition, payments were made by the Company to CVPS for material and supplies and insurance. These services are provided at cost and amounted to $465,075 and $697,174 in 2009 and 2008, respectively.

Similarly, GMP provides the Company with certain construction, maintenance, and operational services. These services are provided at cost or as the result of a competitive bidding process and amounted to $1,775,411 and $4,373,922 in 2009 and 2008, respectively.

(9)	Asset Retirement Obligations

The Company continually reviews the regulations, laws, and contractual obligations to which it is party to identify situations where there are legal obligations to perform asset retirement activities. This review has identified a limited number of leases and railroad crossing agreements which obligate the Company to perform asset retirement activities upon termination. In considering how to determine the fair value of these obligations, the Company has determined that because of the limited number and limited size of the asset retirement obligations, the fair value of the obligations would not have a material impact on its financial position, results of operation and cash flows.

Deferred cost of removal represents estimated asset retirement costs that have previously been recovered from ratepayers for other than legal obligations. The Company expects, over time, to settle or recover through the rate-setting process any over or under collected net cost of removal. Cost of removal included in depreciation expense totaled $3,339,769 and $2,175,131 in 2009 and 2008, respectively.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

(10)	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2009 and 2008. Fair value is defined as the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

	2009		2008
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial assets:
Cash	$733,150	733,150	72,900	72,900
Bond sinking fund deposits	526,000	526,000	490,000	490,000
Bond interest deposits	4,573,388	4,573,388	2,985,911	2,985,911
Accounts receivable	8,901,865	8,901,865	7,383,965	7,383,965
Notes receivable	10,925,000	10,925,000	10,700,000	10,700,000
Due from VELCO	39,287,043	39,287,043	—	—

Financial liabilities:
Notes payable to bank	$—	—	20,857,520	20,857,520
Accounts payable	10,343,646	10,343,646	7,862,009	7,862,009
Accrued interest on bonds	4,575,485	4,575,485	3,001,260	3,001,260
Long term debt	2,313,115	2,313,757	2,458,236	2,459,198
First mortgage bonds	329,093,000	325,414,901	196,254,000	200,555,031
Construction and other accrued expenses	13,878,348	13,878,348	13,557,140	13,557,140
Due to VELCO	14,534,600	14,534,600	11,757,240	11,757,240

The carrying amounts shown in the table are included in the balance sheets under the indicated captions. The fair values of the financial instruments shown in the above table as of December 31, 2009 and 2008 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash, bond sinking fund deposits, bond interest deposits trade accounts receivable, notes payable to banks, accounts payable, accrued interest on bonds due from (to) VELCO, and construction and other accrued expenses: The carrying amounts, at face value or cost plus accrued interest, approximates fair value because of the short-term maturity of these instruments.

•	Notes receivable: Because of the short-term maturity of this instrument, cost approximates fair value.

•
Long-term debt and First mortgage bonds: The fair value of the Company’s long-term debt is determined by discounting the future cash flows of each instrument at rates that reflect, among other things, market interest rates. At December 31, 2009 and 2008, the Company utilized Moody’s long-term corporate bond yield average for utility entities with an Aa rating.

Fair Value Hierarchy

The Company adopted FASB ASC 820 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financials on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC Topic 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. This value is based on other observable inputs, including quoted prices for similar assets and liabilities in markets that are not active.

Level 3: Pricing inputs include significant inputs that are generally less observable. Unobservable inputs may be used to measure the asset or liability where observable inputs are not available.

There were no financial or nonfinancial assets or liabilities reported at fair value in the December 31, 2009 or 2008 financial statements.

VERMONT TRANSCO LLC

Notes to Financial Statements

December 31, 2009 and 2008

(11)	Business and Credit Concentrations

(a)	Significant Customers

One customer, ISO New England individually represents 74% and 80% of total accounts receivable at December 31, 2009 and 2008, respectively.

(b)	Significant Capital Projects

The Company is in the process of performing construction projects to enhance services to its customers. Costs capitalized amounted to approximately $164,000,000 and $106,000,000 in 2009 and 2008, respectively, which related to projects estimated to be completed from 2009 – 2012, including: Lamoille County 115 kV Line, Southern Loop Project, Northwest Reliability Project, and East Avenue Loop. The Company has budgeted $119,000,000 for 2010 related to these projects which will be financed through bond issuance, capital contributions, and borrowings on the line of credit.

(12)	Commitments

The Company reached a settlement with the Lamoille County municipal distribution utilities regarding cost allocations associated with the construction of a ten mile transmission line and associated substations that will benefit Lamoille County residents. Each member utility is allowed to purchase shares in the Company and use the arbitrage to assist in offsetting the “specific facility” costs. The specific facility charges are limited to an amount, stated in the settlement agreement, plus the difference between the member utilities interest payments on borrowed funds used to purchase Company membership units and the return on those units. After the ten year specific facility period as detailed in the settlement agreement, the membership units allocated are required to be resold to all Vermont distribution utilities with any remaining shares being re-purchased by the Company.

Additionally, VELCO, as manager is responsible to make up the difference between the specific facility payments of the individual utilities and the actual specific facility charges based on $35,000,000 of specific facility assets. To accomplish this, VELCO acquired 1,000,000 of the Company’s membership units. As stated in the settlement agreement, these units are mandatorily redeemable in ten years when the shortfall has been fully covered. Under FASB ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, $10,000,000 has been recorded in the financial statements as a long-term liability for mandatorily redeemable 1,000,000 membership units.

(13)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 8, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.